

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Lee Jacobson
Chief Executive Officer
Robot Cache US Inc.
5910 Pacific Center Boulevard, Suite 310
San Diego, California 92121

> **Re: Robot Cache US Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 18, 2021**
> **File No. 024-11431**

Dear Mr. Jacobson:

We have reviewed your amended offering statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to comments in our February 9, 2021 letter.

Amendment No. 1 to Form 1-A Filed February 18, 2021

Notes to Interim Financial Statements
Note 5. Debt, page F-23

1. We note your response to prior comment 2; however, your disclosures regarding the conversion of SAFT to common shares continues to include inconsistent information. For instance, you disclose the following:

    • On page 29 you indicate the SAFTs have all been converted into an aggregate of 16,778,821 shares of common stock;

    • In Note 5 on page F-12 you refer to 3,508,772 shares of common stock being issued in May 2020 in lieu of digital tokens. You also refer to issuing an additional 6,471,398 shares of common stock in exchange to SAFT investors and 1,020,675 shares to investors to replace their SAFT holdings. Presumably such issuances, which total 11,000,845, were made in fiscal 2020; and

- In Note 5 to your interim financials on page F-23, you include no discussion regarding the conversion of SAFTs to common stock during the nine months ended, September 30, 2020 and yet your statement of equity reflects the issuance of 14,288,952 shares of common stock in exchange for SAFTs.

Please explain these discrepancies, revise your disclosures throughout the filing and ensure that the information in the forepart of the filing, the equity statement and the footnote disclosures is consistent.

 You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary J. Ross, Esq.